Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

EXCO Resources, Inc.:

We consent to the use of our report dated February 21, 2013, with respect to the consolidated balance sheets of EXCO Resources, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Dallas, Texas

January 24, 2014